Exhibit 99.1

Dehaier Medical Announces Corporate Restructuring Plan

BEIJING, February 5, 2016 - Dehaier Medical Systems Ltd. (Nasdaq: DHRM) ("Dehaier Medical" or the "Company"), which develops, markets and sells medical devices and wearable sleep respiratory products in China and international markets, today announced its corporate and business restructuring plan which aims to concentrate the Company’s resources to develop its mobile health business, including wearable sleep respiratory business and to focus more on its major businesses. As of this announcement, the Company has officially launched the business and corporate restructuring process.

As part of the restructuring, the Board of Directors of the Company directed the Company to set up a wholly owned subsidiary, Connection Wearable Health Technology (Beijing) Co., Ltd. (“CWHT”), in Beijing. The Company is conducting related procedures to establish CWHT and it anticipates the process to be completed by the end of February 2016. After its incorporation, CWHT will conduct wearable sleep respiratory and mobile health related businesses. On the other hand, BDL will focus on remaining profitable medical device sales, collection of existing accounts receivable, selling off remaining inventory, management and maintenance of intellectual property assets and certifications of all subsidiaries of the Company.

The Company expects to continue scaling down and discontinuing, as appropriate, its unprofitable medical device business, including assembly and sales of X-ray machines and anesthesia machines. The Company plans to maintain only a few profitable businesses such as sales of its patented medical air compressors and cardiopulmonary resuscitation (“CPR”) instruments in the future.

On January 14, 2016, the Company completed an acquisition of 0.8% equity interest of Beijing Dehaier Medical Technology Co., Ltd. (“BDL”) from Beijing Dehaier Technology Co., Ltd. (“BTL”). The Company now holds 100% of the equity interest of BDL. This change reflects BTL’s reduced reliance on business with BDL in providing repair and maintenance services.

Mr. Ping Chen, CEO of the Company commented to the restructuring plan, “We believe these changes are crucial to improve our competitiveness over the longer term. By restructuring our Company to reduce our reliance on our less profitable medical devices assembly and distribution businesses, we will be more able to leverage our resources to develop smart health products and services, which we see as the future of our Company. Our long-term goal is to gradually decrease our production business, and focus instead on developing a complete mobile health operation platform as well as a supply chain management platform by utilizing the products produced by third parties. ”

About Dehaier Medical Systems Ltd.

Dehaier Medical is an emerging leader in the development, marketing and sale of medical products, including medical devices and wearable sleep respiratory products in China and international markets. The company develops and assembles its self-branded medical devices and sleep respiratory products from third-party components. The company also distributes products designed and manufactured by other companies, including medical devices from HEYER (Germany) and Timesco (UK). Dehaier Medical’s technology is based on six patents and eleven software copyrights. More information may be found at http://www.dehaier.com.cn.

Forward-looking Statements

This news release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. These statements are subject to uncertainties and risks including, but not limited to, product and service demand and acceptance, fulfillment of bids and contracts, changes in technology, economic conditions, the impact of competition and pricing, government regulation, and other risks contained in reports filed by the company with the Securities and Exchange Commission. All such forward-looking statements, whether written or oral, and whether made by or on behalf of the company, are expressly qualified by the cautionary statements and any other cautionary statements which may accompany the forward-looking statements. In addition, the company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

For more information, please contact:

Dehaier Medical Systems Limited

Janice Wang

+86 10-5166-0080 ext. 211

investors@dehaier.com.cn